FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of December 2005

                         Commission File Number: 1-14396


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)


         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

Announcement, dated November 25, 2005, by the Registrant disclosing the Company's Decision Not to Procure In-Orbit Insurance for AsiaSat 2.



                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1      Announcement, dated November 25, 2005, by the Registrant          5
         disclosing the Company's Decision Not to Procure In-Orbit
         Insurance for AsiaSat 2



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: December 30, 2005             By:  /s/ Peter Jackson
                                         ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer


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EXHIBIT 1.1
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                       [GRAPHIC OMITTED][LOGO - AsiaSat]

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)


                                  ANNOUNCEMENT

--------------------------------------------------------------------------------
The Board of Directors of the Company announces that the Company has opted not to procure In-Orbit Insurance for AsiaSat 2 in light of the extremely high insurance rates and the very restrictive conditions being imposed.
--------------------------------------------------------------------------------

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of providing information on the Company's decision with respect to the In-Orbit Insurance of AsiaSat 2.

BACKGROUND

AsiaSat 2 was launched on 28 November 1995 and is located in the geostationary orbit at 100.5 degrees East. It is a series 7000 model satellite designed and produced by the satellite manufacturer, Lockheed Martin of the USA. AsiaSat 2 has an estimated design life of 13 years from the date of commissioning, namely January 1996.

As at 28 November 2005, the net book value of AsiaSat 2 stands approximately at US$32 million (equivalent to HK$250 million), which will be amortised over the remaining life period of 38 months.

Historically the Company has insured its satellites for not less than their net book value.

IN-ORBIT INSURANCE

As a result of a number of reported mechanical failures to the Lockheed Martin series 7000 satellites over the past few years, the latest In-Orbit Insurance rates for AsiaSat 2 without exclusions of coverage have increased significantly. Given the present low book value of AsiaSat 2 and the Company's strong cash position, the Directors have determined that not procuring In-Orbit Insurance for AsiaSat 2 would be economically prudent and in the best interest of the Group in light of the extremely high rates and the overly restrictive conditions being imposed.


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When satellite operators renew in-orbit insurance for their satellites, they weigh the cost of insurance against the risk of loss and the benefit of insurance. It is not uncommon for satellite operators to determine that it is more cost effective not to procure insurance for part or all of their satellite fleet.

In the event of mechanical failure resulting in a total loss of AsiaSat 2, the Company would incur a loss of HK$250 million, or equal to its net book value at the time the total loss occurs. The Company is presently debt free and has approximately US$193 million (or HK$1,505 million) in cash and cash equivalents.

INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SECURITIES OF THE COMPANY.

DEFINITIONS

Terms used in this announcement shall have the following meanings:

"AsiaSat 2" the series 7000 satellite designed and manufactured by Lockheed Martin, which was launched by the Company and located in the geostationary orbit at 100.5 degrees East;

"Company"             Asia Satellite Telecommunications Holdings Limited; a
                      company incorporated in Bermuda with limited liability;

"Directors"           the directors of the Company;

"Group"               the Company and its subsidiaries;

"HK$"                 Hong Kong dollars;

"In-Orbit             insurance covering the loss of a satellite during the
                      period when the Insurance" satellite is in-orbit, and is usually renewed on an annual basis;

"US$"                 United States dollars.

FOR THE PURPOSE OF THIS ANNOUNCEMENT AND FOR REFERENCE ONLY, THE EXCHANGE RATE ADOPTED IS US$1.00 TO HK$7.80.


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                                                  By order of the Board
                                                       DENIS LAU
                                                   COMPANY SECRETARY

Hong Kong, 25 November 2005

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE  DIRECTORS:
Mr. Peter JACKSON (CHIEF  EXECUTIVE  OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. Romain BAUSCH (CHAIRMAN)               Mr. MI Zeng Xin (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                        Mr. DING Yu Cheng
Ms. Cynthia DICKINS                        Mr. JU Wei Min
Mr. Mark RIGOLLE                           Mr. KO Fai Wong

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN
Mr. R. Donald FULLERTON
Mr. Robert SZE